

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Kevin Chin
Chief Executive Officer and Executive Chairman
VivoPower International PLC
Blackwell House
Guildhall Yard
London EC2V 5AE
United Kingdom

> **Re: VivoPower International PLC**
> **Registration Statement on Form F-3**
> **Filed December 23, 2025**
> **File No. 333-292437**

Dear Kevin Chin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark C. Lee, Esq.